1.	Personal Account Transaction Policy

Introduction

Each Setanta employee is obliged to comply with the conditions of the Personal Account Transaction Policy and Procedure as outlined below, which covers all personal trades. The procedures cover personal transaction dealings by staff in financial instruments, transaction dealings in financial instruments by related parties, and any trading activity in which a staff member has a beneficial interest.

US Securities Exchange Commission (SEC) Access Person rules apply to employees of a registered investment adviser who have access to prescribed non-public information. Given the nature of Setanta’s business it is Setanta’s policy to apply the Access Person rules to all staff of the firm.

A Personal Account (PA) transaction:

●	Is a trade in a financial instrument i.e. transferable securities such as equity and debt securities and ETFs, as well as derivative securities, private investment funds, shares of investment companies and collective investment schemes, and investments in unit investment trusts;
●	PA transactions refers to trades by;
-	An employee of Setanta;
-	A related party of an employee , i.e. a spouse/partner, or any other person whose business, private or familial relationship with you as an employee of Setanta might reasonably be expected to give rise to a conflict of interest in dealings for clients of Setanta;
-	Other parties in circumstances where an employee has a material interest in the outcome or where the employee believes it may be a relevant transaction to report, e.g. where the employee may obtain benefits substantially equivalent to ownership by reason of any relationship/arrangement;
●	They include both voluntary and involuntary[2] transactions.

Insider Dealing

No employee may deal, or otherwise advise anyone else to deal, in the stock or shares of a company while in the possession of price sensitive information. The legal requirements in relation to insider dealing are laid out in the Investment Funds, Companies and Miscellaneous Provisions Act 2005.

Speculative Dealings

Dealings in margined transactions (including futures, CFDs and financial spread betting) are prohibited. Dealings in traded options are permitted only when they involve the purchase of call or put options, and are subject to PA Dealing Approval. Dealing in futures linked to a market index is permitted and is subject to PA Dealing Approval.

Setanta Trading / Holdings

Employees may not deal in any share when a fund managed by Setanta is building a position or disposing of a position in that share. Staff must not enter into a personal transaction which involves the misuse of confidential client information.

If Setanta is building a position and has traded the stock in the last seven days or if the security is on the trade blotter, approval shall not be granted except in very exceptional cases noted in the approval.

[2]	Involuntary transactions are exempt from the pre-approval requirement; however must be disclosed in the annual holdings submission if the financial instrument is held at the time of preparing your annual holdings form.

PROCEDURES

PA Transaction Approval and Trading Process

-	Prior approval must be obtained for all relevant transaction dealings by staff, by their related parties, or in any trades in which staff have a material or beneficial interest.
-	Sign-off by Compliance is required.
-	The PA Transaction Approval Form can be found on Setanta’s Intranet and is available to all staff.

Trades which require prior written approval include:

-	Voluntary transactions[3] initiated on the instructions of the relevant person (or related party) and where the timing is under discretion of the relevant person.
-	In any financial instrument, including shares and fixed interest securities (quoted or unquoted), and in initial public offerings and limited offerings.

Trades which do not need to be pre-approved, but must be reported afterwards:

Involuntary transactions, i.e. a transaction where the timing occurs outside of the control of employee e.g. annual Employee Bonus Share Scheme, a compulsory corporate action (deemed to include IPO’s, bonus issues, rights issues). Staff should confirm with the Compliance Department if in doubt.

Unit-linked funds managed by Setanta

Transactions in unit-linked funds including pension policies do not require prior approval.

In general, staff holdings in unit linked policies align personal interest with policyholders rather than conflicting interest. The rules for unit transactions and timing are no different for employees. Individual unit holder transactions are also immaterial in relation to the size of the fund.

Staff should be mindful of any conflicts of interest they may have in relation to dealings in unit- linked funds, this would include knowledge of pricing basis changes etc. Any questions on conflicts of interest should be referred to Compliance.

Excessive activity by staff in unit-linked funds is considered to be a conflict of interest.

Employee Declaration

Each employee must sign a declaration confirming that they have carefully considered whether any information they have in respect of any shares or instruments they are seeking approval to transact in might be considered price sensitive information, and therefore would breach any of the provisions of the insider dealing laws in Ireland, the US or any other country. Each employee must also declare that they have no conflict of interest to declare regarding the proposed transaction(s), and must confirm that the transaction proposed does not involve the misuse of confidential client information. This declaration is included in the PA Transaction Approval Form.

Process for requesting written approval

Dealing Process

-	Staff members must complete the Personal Account Transaction form.
-	All steps in the approval process must be obtained prior to all share / security dealings and dealings by related parties.

[3]	A voluntary transaction is one which is initiated on the instructions of the relevant person and the timing is under discretion of the relevant person

Approval

Approval must be obtained from one of the following members of senior management:

-	The Managing Director;
-	Marketing Director;
-	Business Development Manager.
-	PA dealings by the Marketing Director and the Business Development Manager must be approved by the Managing Director.
-	PA transactions by the Managing Director must be approved by a non-executive director of the Setanta Board, the Head of Compliance and Risk, The Director of Group Compliance and Operational Risk, or the Group Chief Actuary & Chief Risk Officer.
-	The time and date of the approval is required to be evidenced on the PA Account Transaction Form.
-	Note as detailed above, if Setanta has traded the stock in the last seven days or if the security is on the trade blotter, approval shall not be granted.
-	Portfolio Managers and the Managing Director must also confirm on their PA Transaction Forms that they are not planning to trade the stock on behalf of Setanta.

If prior written approval cannot be granted, staff are prohibited from executing PA transactions.

The approver should only grant approval on the basis that the transaction is permitted by Regulation, is not contrary to the Firm’s conflict of interest policy and /or this Code of Conduct.

Compliance sign-off

-	Once approval has been granted by senior management (or a non-executive director), sign- off must be obtained from a member of the compliance team before trading.
-	Compliance will require confirmation that Setanta has not traded in the stock in last seven days where Setanta are building or disposing of a position in that share. Compliance will also review the transaction for any other potential conflicts of interest. The Approval of the transaction and the compliance sign-off should only be granted on the basis that the transaction is permitted by Regulation, is not contrary to Setanta’s Conflict of Interest Policy and /or Code of Conduct.
-	In the case of Irish Equities, Compliance will check to see if Setanta are currently in the process of a material transition of Irish Equity portfolios e.g. as a result of an individual client mandate request or fund rebalancing. If such a situation arises then permission will not be granted for any trades in relatively illiquid Irish securities.
-	The approval is valid for 24 hours from the time of sign-off from compliance unless specific approval to extend the 24 hour timeframe is granted by approvers in step one and noted on the PA Transaction Form
-	Staff must hold the stock for a minimum period of 30 calendar days from the date of settlement, unless specific approval to dispose of the stock earlier is obtained. The approval should note the reason for early disposal.

Counterparty/ Broker in respect of PA Deals

In the case of personal account trading with a broker on the Setanta Authorised Stockbroker Panel, the trade must be carried out through the private client department /arm of the stockbroker firm.

Records of transactions

The PA Transaction Approval Form must be retained in Compliance. A copy of the contract note must be forwarded to the Compliance Department within 8 working days of the trade being placed.

The completed forms are held in a locked cabinet within the Compliance Unit. All the private and sensitive information contained in the application forms are held by Setanta in accordance with the Data Protection Code.

Additional Restrictions for Directors of Setanta

There are additional restrictions in relation to entering into PA deals in respect of the purchase or sale of Canada Life / GWL Group company shares by Directors/Insiders – please refer to GWL Code of Conduct.

Discretionary Managed Portfolios

For employees and related parties of employees who have discretionary managed portfolios, a letter must be sent to the relevant Discretionary Manager/Broker advising them of your employment with Setanta. A copy of this letter must be given to the Compliance Unit. This letter must request that the Discretionary Manager/Broker forward a copy of all contract notes to the Compliance Unit in Setanta. Discretionary Managers/Brokers may then trade in line with their respective in-house policy. However, if the Discretionary Manager/Broker discloses a potential trade to the employee of Setanta then that trade becomes subject to the Setanta Personal Account Transaction policy and must be approved in line with the above conditions.

Employee Bonus Share Scheme: Great-West Lifeco Inc. Shares

Advance approval is required for any disposal of Great-West Lifeco shares acquired by the Employee via the Employee Share Ownership Scheme, or otherwise. This is in accordance with normal PA Transaction Procedures.

Any acquisition of shares by an employee in Great-West Lifeco Inc, other than by an Employee Share Ownership Scheme, requires the prior written approval and the completion of the PA Transaction Approval Form in respect of the trade(s) (as per any normal PA Transaction in accordance with the normal PA Transaction Procedures).

PA Dealing Reporting

All staff are designated as ‘Access Persons’ in accordance with SEC Rules. This means that all staff, irrespective of the frequency and volume of personal transaction activities, are subject to the SEC transaction reporting requirements.

The on-going reporting process is facilitated and managed by Compliance.

Holding Report

All staff must submit Annual Holding Reports disclosing all reportable securities holdings (i.e. holdings in all financial instruments, with certain limited exceptions) in which they have any direct or indirect beneficial ownership or investment control.

This information must be reported using the Annual Holding Report Form. The form is located in the Setanta Internet.

The Annual Holding Report must be submitted to the compliance department by the 28th February each year. The information provided must be current as of a date no more than 45 days prior to the report submission date.

Staff must report all Reportable Securities holdings (i.e. all holdings in financial instruments) in this form and the identity of all investment accounts, identifying:

-	the title and type of security, exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security in which staff have any direct or indirect Beneficial Ownership or Investment Control; and
-	the name of any broker, dealer or bank with whom an account is maintained in which any Reportable Securities are held for the direct or indirect benefit of staff (including accounts held by any member of their immediate family).

Staff with no information to disclose are required to submit a ‘nil report’ and employee declaration certifying that the staff member has no other information to report.

New Employees

New joiners must submit a Holding Report to Compliance within 10 working days of joining, as part of the induction process. Line managers must ensure that all new staff receive a copy of the Holding Report form and a copy of the Setanta Code of Business Conduct and Ethics on commencement of employment.

All PA Dealing documentation and reports submitted to the Compliance Department are treated

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